EXHIBIT 12

THE JONES GROUP INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Year Ended December 31,
	2012		2011	2010	2009		2008
(Loss) income from continuing operations before (benefit) provision for income taxes	$(67.9)		$71.1	$85.1	$(70.1)		$(772.9)
Fixed charges:
Interest expense and amortization of financing costs.	145.7		74.2	60.4	55.6		49.1
Portion of rent expense representing interest	42.4		39.5	35.3	39.5		41.0
Total fixed charges	188.1		113.7	95.7	95.1		90.1
Income (loss) from continuing operations before income taxes and fixed charges	$120.2		$184.8	$180.8	$25.0		$(682.8)
Ratio of earnings to fixed charges (1)	0.6	(2)	1.6	1.9	0.3	(2)	N/A (2)

(1)	For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (a) income from continuing operations before income taxes and fixed charges by (b) fixed charges. Fixed charges are equal to interest expense plus the portion of the rent expense estimated to represent interest.

(2)	Earnings were insufficient to cover fixed charges for the years 2012, 2009 and, 2008 by $67.9 million, $70.1 million and $772.9 million, respectively.